[redacted]

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SECURI 08027328 ON
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-33983

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Centers of America

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 North 4th Street
(No. and Street)

Bismark (City) ND (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura Collins 310-889-8805
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000, Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Maura Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Centers of America, as of December, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maura K. Collins

Signature

Senior Vice President, Chief Financial Officer

Title

Lyndsey Martin

Notary Public

LINDSEY M. MARTIN
Commission # 1752020
Notary Public - California
Los Angeles County
MyComm. Expires Jun 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

**INVESTMENT CENTERS OF AMERICA, INC.**

(SEC Identification No. 8-33983)

(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

**Table of Contents**

**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

## Independent Auditors' Report

The Board of Directors and Stockholder
Investment Centers of America, Inc.:

We have audited the accompanying statement of financial condition of Investment Centers of America, Inc. (a wholly owned subsidiary of IFC Holdings, Inc.) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Investment Centers of America, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investment Centers of America, Inc. as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

**INVESTMENT CENTERS OF AMERICA, INC.**
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2007

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 9,788,911 |
| Marketable securities | | 72,728 |
| Commissions receivable | | 4,136,800 |
| Forgivable notes receivable, net of accumulated amortization of $1,458,623 | | 909,760 |
| Other receivables | | 953,808 |
| Receivable from registered representatives, net of allowance of $10,631 | | 269,690 |
| Income taxes receivable | | 62,883 |
| Deferred tax assets | | 4,073,916 |
| Fixed assets, net of accumulated depreciation of $671,304 | | 109,730 |
| Prepaid expenses and other assets | | 6,092,444 |
| Goodwill | | 4,705,342 |
| Total assets | $ | 31,176,012 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Drafts payable | $ | 47,431 |
| Commissions payable | | 4,827,527 |
| Accounts payable and other accrued expenses | | 7,418,968 |
| Payable to affiliates | | 854,438 |
| Total liabilities | | 13,148,364 |
| Commitments and contingencies | | |
| Stockholder's equity | | 18,027,648 |
| Total liabilities and stockholder's equity | $ | 31,176,012 |

See accompanying notes to statement of financial condition.

## (1) Organization and Significant Accounting Policies

### *(a) Organization*

Investment Centers of America, Inc. (the Company) is a wholly owned subsidiary of IFC Holdings, Inc. (IFC). IFC is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States of America.

### *(b) Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $245,609 in money market funds and $5,976,733 of commercial paper with an initial term of less than three months at December 31, 2007. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $100,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

### *(c) Marketable Securities*

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis.

### *(d) Drafts Payable*

Drafts payable represents amounts drawn by the Company pursuant to sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

### *(e) Fixed Assets*

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computers and software, which are depreciated over three to five years.

### *(f) Goodwill*

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The goodwill impairment test is a two-step test. Under the first step, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise

in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

During 2007, the Company performed its annual impairment review of goodwill and concluded that there was no impairment.

*(g)* ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Beginning with the adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke Holdco1 Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax sharing agreement with BH1 is based on the separate return method and intercompany income taxes are settled on a monthly basis. The Company files combined state tax returns in California and Alaska and separate state income tax returns for other states that the Company is required to file income tax returns. Beginning with the first taxable year ended December 31, 2006, the Company does not have a right to reimbursement for the utilization of its losses in the federal consolidated tax return.

*(h)* ***Allowance for Doubtful Accounts***

On an ongoing basis, the Company reviews its allowance for doubtful accounts on forgivable notes and receivables from registered representatives. The Company establishes specific allowances to cover any incurred losses.

*(i)* ***Use of Estimates***

The preparation of the statement of financial condition, in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, deferred tax assets, receivable from registered representatives, and income tax uncertainties and other contingencies. Actual results could differ from those estimates.

### (j) *Fair Value of Financial Instruments*

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

## (2) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Forgivable loans | $ | 212,450 |
| Allowance for doubtful accounts | | 4,066 |
| Depreciation | | 19,280 |
| Deferred compensation | | 3,433,708 |
| State NOL | | 482,837 |
| Other | | 17,213 |
| Total deferred tax assets | | 4,169,554 |
| Deferred tax liabilities: | | |
| Accrued bonus | | (90,268) |
| Accrued commissions | | (774) |
| Unrealized gain on marketable securities | | (4,596) |
| Total deferred tax liabilities | | (95,638) |
| Net deferred tax assets | $ | 4,073,916 |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

For tax purposes as of December 31, 2007, the Company had a state NOL of $19,872,089 that can be carried forward and will expire according to the following table:

| Number of years to utilize | | Amount of loss expiring |
|---|---|---|
| 0 – 5 years | $ | 2,958,827 |
| 6 – 7 years | | 113,125 |
| 8 – 10 years | | 408,031 |
| 11 – 12 years | | 1,152,316 |
| 13 – 15 years | | 4,938,899 |
| 16 – 20 years | | 10,300,891 |
| | $ | 19,872,089 |

The Company has a state tax receivable of $756,579 and a Federal income tax payable of $693,696, of which $173,937 relates to unrecognized tax benefits. These amounts are included in income taxes receivable in the accompanying statement of financial condition as of December 31, 2007.

In connection with the adoption of FIN 48 the Company did not record any change to opening accumulated deficit resulting from the adoption of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Balance at December 31, 2006 | $ | 18,921 |
| Additions to prior year tax positions | | 155,016 |
| Balance at December 31, 2007 | $ | 173,937 |

The total amount of unrecognized tax benefits as of December 31, 2007 was $173,937 and is included in income taxes payable in the accompanying statement of financial condition. The total unrecognized tax benefits would affect the effective tax rate if recognized.

The Company's federal income tax returns remain open to examination for the tax years 2004 through 2006. The Company does not believe it is reasonably possible that a significant change will occur within the coming year to its unrecognized tax benefits.

## (3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon Company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

## (4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000 or 2% of



(Continued)

"aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2007, the Company had net capital of $5,585,072, which was $5,335,072 in excess of its requirement.

## (5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal and interest are forgiven over a certain period of time, generally five to seven years. Interest income on the notes is not recognized unless actually paid to the Company. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. In circumstances when the representative achieves a predetermined percentage of the agreed-upon production levels, the term of the forgivable notes may be extended for one additional year. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. If the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the representative must pay down a portion of the note and the remaining balance is amortized over the remaining term. In some instances, when it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. If a note is in litigation due to a representative not achieving agreed-upon production levels, then the Company will estimate and record an allowance for the note.

The activity in the forgivable notes receivable balance is comprised of the following:

| | | |
|---|---|---|
| Balance at December 31, 2006 | $ | 1,296,370 |
| Granted | | 120,000 |
| Amortization | | (493,506) |
| Payments received from registered representatives | | (13,104) |
| Bad debt expense, included in amortization | | 28,686 |
| Allowance activity, net | | (28,686) |
| Balance at December 31, 2007 | $ | 909,760 |

During 2007, forgivable notes receivable totaling $558,774 became fully amortized and were forgiven by the Company.

## (6) Defined Contribution Plans

The Company participates with IFC in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

## (7) Related Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company.

Pursuant to the tax-sharing agreement, the Company paid $804,000 for federal income taxes for the year ended December 31, 2007.

## (8) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. Effective April 1, 2004, all plan assets were frozen and are included as an asset in prepaid expenses and other assets with a corresponding liability in accounts payable and other accrued expenses. The asset and liability are each $5,629,928 as of December 31, 2007 in the accompanying statement of financial condition.

All contributions made after April 1, 2004 are transferred to JNL for the purpose of facilitating administration of the plan. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year.

## (9) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or liquidity.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

KPMG

**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

# Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors and Stockholder
Investment Centers of America, Inc.:

In planning and performing our audit of the financial statements of Investment Centers of America, Inc. (the Company) (a wholly owned subsidiary of IFC Holdings, Inc.) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control related to the preparation and review of the income tax provision that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 26, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008



END